EXHIBIT 99.1

Galapagos Bolster Leadership Team with Seasoned Life Sciences Executives to Accelerate Business Transformation

Appoints Sooin Kwon as Chief Business Officer and Dan Grossman as Chief Strategy Officer

Both executives possess proven track records in strategic execution and deal-making and will help drive long-term value creation at Galapagos

Mechelen, Belgium; July 23, 2025, 22.01 CET; Galapagos NV (Euronext & NASDAQ: GLPG) today announced the appointments of Ms. Sooin Kwon as Chief Business Officer (CBO) and Mr. Dan Grossman as Chief Strategy Officer (CStO), effective August 4, 2025, further strengthening the Company’s leadership team. They will both report to Henry Gosebruch, CEO, and join the Company’s Management Committee.

“We are excited to welcome Sooin and Dan to our senior leadership,” said Henry Gosebruch, CEO of Galapagos. “With their deep industry expertise and strong track record analyzing and executing strategic transactions, they will play a critical role in advancing Galapagos’ transformation, adding new pipeline assets via business development, and enhancing our impact on improving human health around the world. I look forward to working closely with them as we position Galapagos to build shareholder value.”

Ms. Kwon is a strategic and financial advisor with nearly 30 years of experience guiding life sciences companies through strategic transformation and growth initiatives. Most recently, she was a Partner at MTS Health Partners where she led numerous strategic and financing transactions across the biotech and pharma landscape. Prior to that, she held senior roles in investment banking, asset management, equity research, and healthcare consulting. Sooin holds an MBA from Columbia Business School and a BA in French and Pre-Med from Tufts University.

“I am delighted to join Galapagos and lead its business development effort at this important inflection point in the Company’s transformation,” said Mrs. Kwon. “With a strong balance sheet and our partnership with Gilead, we are uniquely positioned to execute on transactions that will build a portfolio of innovative medicines, across a range of indications and modalities - meaningfully benefiting both patients and shareholders.”

Mr. Grossman is a seasoned biopharmaceutical strategy and business development executive with more than two decades of leadership experience across the life sciences sector. He spent 20 years at Boston Consulting Group, most recently as Managing Director and Senior Partner in the Global Health Care Practice Area, where he led development of high-impact growth strategies, portfolio optimization, capability building, and a wide range of strategic transactions for biopharmaceutical companies. Dan holds a PhD in mathematics from Princeton and a BA from Harvard University.

“I am very pleased to join the talented team at Galapagos to define our strategic plans, and to map and prioritize exceptional opportunities to deliver shareholder value and patient benefit,” said Mr. Grossman. “I look forward to working with the team and to advancing the transformation of Galapagos.”

In connection with these appointments, the Company will issue new restricted stock units (RSUs) and subscription rights.

About Galapagos
Galapagos is a biotechnology company with operations in Europe, the U.S., and Asia, dedicated to transforming patient outcomes through life-changing science and innovation for more years of life and quality of life. Focusing on high unmet medical needs, we synergize compelling science, technology, and collaborative approaches to create a deep pipeline of best-in-class medicines. With capabilities from lab to patient, including a decentralized cell therapy manufacturing platform, we are committed to challenging the status quo and delivering results for our patients, employees, and shareholders. Our goal is to meet current medical needs, and to anticipate and shape the future of healthcare, ensuring that our innovations reach those who need them most. For additional information, please visit www.glpg.com or follow us on LinkedIn or X.

For further information, please contact:

Media inquiries: Marieke Vermeersch +32 479 490 603 media@glpg.com	Investor inquiries: Glenn Schulman +1 412 522 6239 ir@glpg.com

Forward-looking statements
This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. These statements are often, but are not always, made through the use of words or phrases such as “anticipate,” “expect,” “plan,” “estimate,” “will,” “continue,” “aim,” “intend,” “future,” “potential,” “could,” “indicate,” “forward,” as well as similar expressions. Forward-looking statements contained in this release include, but are not limited to, statements regarding the announced leadership transition and changes in our Management Committee and key personnel. Forward-looking statements involve known and unknown risks, uncertainties and other factors which might cause Galapagos’ actual results to be materially different from those expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include, without limitation, the possibility that Galapagos will encounter challenges retaining or attracting talent, that our leadership transition may be disruptive to our business operations, risks related to our ability to effectively transfer knowledge during this period of transition, as well as those risks and uncertainties identified in Galapagos’ Annual Report on Form 20-F for the year ended 31 December 2024 filed with the U.S. Securities and Exchange Commission (SEC) and its subsequent filings with the SEC. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. The forward-looking statements contained herein are based on management’s current expectations and beliefs and speak only as of the date hereof, and Galapagos makes no commitment to update or publicly release any revisions to forward-looking statements in order to reflect new information or subsequent events, circumstances, or changes in expectations, unless specifically required by law or regulation.